MARK F. RADOM
1235 Bramble Road NE
Atlanta, GA 30329
TEL 973 438 2864 FAX 404 759 2161
mfradom@gmail.com

January 28, 2006

07020864

<u>BY POST</u>
Paul Dudek
Office of International Corporate Fin
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Power Chips plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Ladies and Gentleman:

I am acting as United States counsel to Power Chips plc (the *"Company"*), a company that has been granted an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) pursuant to Rule 12g3-2(b) of the Exchange Act. The relevant file number is 82-35052. In furtherance of such exemption, I hereby enclose the Company's Unaudited Financial Statements for the six months ending 30 September 2006. This was recently filed with the appropriate authorities and is publicly available in Gibraltar.

If you have any questions with regard to this information, please contact me at 973 438 2864 or mfradom@gmail.com.

Yours faithfully,

Mark Radom

Mark Radom

dw 2/6

POWER CHIPS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the six months ending 30 September 2006
for the second quarter of Fiscal Year 2007

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

BALANCE SHEET
As at 30 September 2006

	30 September 2006	30 September 2005
	$	$
Current Assets		
Accounts receivable	5,055,560	5,098,760
Total Net Assets	$ 5,055,560	$ 5,098,760
Capital and Reserves		
Called up Share Capital	123,781	123,781
Share Premium Account	5,345,779	5,345,779
Accumulated Loss	(414,000)	(370,800)
Total Shareholders' Funds	$ 5,055,560	$ 5,098,760
Total number of shares in issue	8,035,118	8,035,118

ENC